Exhibit 17.2

January 25th, 2014

To:  Mike Chang, Chairman of the Board,

As you are aware, I resigned from my position as a director of AOS effective January 25, 2014.  This resignation is based on my disagreement with the general direction of the Company.  Over the course of the last year I have observed significant changes to the composition of the independent Directors, CFO and other senior staff members, which I believe are not in the best interest of the company.

Sincerely,

Thomas W. Steipp